Mail Stop 3561

January 12, 2009

Patrick C. Brooks
Chairman, Chief Executive Officer and President
Charter Corporate Services, Inc.
3050 E. Chevy Chase Drive
Glendale, CA 91206

> **Re:** **Charter Corporate Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2008**
> **File No. 333-155432**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to comment one of our letter dated December 4, 2008. Please disclose the information regarding Great American Assets, Inc. in the Description of Business section as part of the background of the company in the registration statement in a consolidated form. Currently, that information is spread throughout the registration statement. In addition, please disclose the relationship between the Brooks Family Trust and Omega Financial, Inc. in a footnote to the Principal and Selling Stockholders tables.

2. We note your response to prior comment two of our letter dated December 4, 2008. Please affirmatively state in your prospectus, as you state in your response, that you believe that you are not a blank check company and disclose the basis for

your belief. Please also include an affirmative statement in the forepart of the prospectus, such as the summary, to make clear that you have no present plans to be acquired or to merge with another company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction.

Risk Factors, page 7

Risks Related to Our Business, page 7

3.	In the first risk factor, please restore the reference to the Securities Exchange Act of 1934 or advise.

Principal and Selling Stockholders, page 15

4.	We note your response to prior comment five of our letter dated December 4, 2008. If the warrants held by Omega Financial, Inc. are exercisable within 60 days, please also include them in the amount you disclose in the beneficial ownership table on page 15 and explain in a footnote to the table that the listed beneficial owner has the right to acquire the underlying shares within 60 days. Refer to Rule 13d-3(d)(1)(i) of Regulation 13D.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Byron Peddie, Esq.
	Via facsimile (501) 639-6038